SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 30, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated September 30, 2011, the Company reported that its Board of Directors called an Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 31st, 2011, at 14:00 h., outside the principal place of business, at Bolívar 108 1º, City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.-

2. Consideration of the set of documents referred to in Section 234, Subsection 1º, Law 19,550, corresponding to the fiscal year ended 6-30-2011.-

3. Consideration of the performance of the Board of Directors.-

4. Consideration of the performance of the Supervisory Committee.-

6. Consideration of the profit for the fiscal year ended on 06.30.2011, which posted profits in the amount of $212,565,000.- Consideration of the application thereof. Ratification of the duly distributed advance dividend.-

7. Consideration of the compensation to the Board of Directors for the fiscal year ended on 06-30-2011, in the amount of $7,383,837.- (total for compensations), pursuant to Section 261, Law 19,550, and the regulations of the Argentine Securities Exchange Commission, in the face of the proposal not to distribute dividends. Delegation of the approval of the Auditing Committee’s budget to the Board of Directors.-

8. Consideration of the compensation to the Supervisory Committee for the fiscal year ended on 06-30-2011.-

9. Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.-

10. Appointment of Regular and Alternate Members of the Supervisory Committee.-

11. Appointment of Certifying Accountant for the next fiscal year and determination of his/ her compensation.-

12. Updating of report on Shared Services Agreement.-

13. Determination of the destination of treasury shares. Consideration of its application to the Incentive Plan for the officers of the company in accordance with what was approved and ratified by the Shareholders’ Meetings dated 10.29.2009 and 10.29.2010 respectively. Delegations.-

14. Treatment of the amounts paid as shareholders’ Personal Assets Tax.-

15. Consideration of an increase in the amount of the Global Note Program in force, up to an additional amount of USD 150,000,000- (or its equivalent in other currencies) authorized by Resolution Nº 15972 of September 4th, 2008, and by Resolution Nº 16519 of February 17th, 2011, of the Argentine Securities Exchange Commission (the “Program”). Delegations to Board of Directors and authorizations.-

16. Consideration of the Special Balance Sheet for Merger purposes of Agrology SA, hereinafter “AGSA”; and the Special Balance Sheet for Merger purposes of Cresud SACIF y A, the two of them prepared as of 06.30.2011 and any other accounting document and the Supervisory Committee’s and auditor’s reports. Consideration of the preliminary merger agreement executed with AGSA, prospectus and any other required document. Authorizations and delegations. Appointment of a representative to execute the final agreement.-

17. Renewal of the delegation to the Board of Directors of the power to establish the time and currency of the issuance, the term, price, manner and conditions of payment, type and rate of interest, application of funds and any other term and condition, pursuant to what was approved by the Shareholders’ Meeting dated 10-29-09, with regard to the issuance of instruments evidencing short-term debt (the short-term securities or “VCP” as per its acronym in Spanish) as simple non-convertible notes, denominated in pesos, United States dollars or any other currency, with common, special, floating and/or other security interest, including a security interest provided by a third party, whether subordinated or not, for a maximum outstanding amount, at any time, which shall not exceed the equivalent in pesos to USD 30,000,000– (or the equivalent thereof in other currency) (the “VCP program”). Ratification of the approval of the request for registration of the company with the special registry of VCP issuers.-

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires, from 10 to 18 h., until October 25th, 2011. Certificates of admission to the Shareholders’ Meeting shall be supplied. When considering items 12, 13, 14 and 16 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Saúl Zang, Vice Chairman I, appointed according to minutes of Shareholders’ Meeting dated 10.31.08 and Board of Directors’ Meeting of allocation of duties dated 11.03.2008 and performance of duties as Chairman dated 09.28.11.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: October 11, 2011.